UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB


       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            Yankee Dynamo Steel, Inc.
- -----------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


                Nevada                                 88-0408142
    -------------------------------       -------------------------------
    (State or other jurisdiction of    (I.R.S. Employer Identification Number)
     incorporation or organization)


11 Woodlawn Terrace, Huntington, Connecticut                06484
- --------------------------------------------        ------------------------
 (Address of principal executive offices)                (zip code)


Issuer's telephone number: (203) 929-2892
                           ----------------

Securities to be registered under section 12(b) of the Act:


    Title of Each Class                      Name on each exchange on which
    to be so registered                      each class is to be registered

- ----------------------------------       ------------------------------------


- ----------------------------------       ------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 5,546,050 issued and outstanding as of April 15, 1999.

Part I ................................................................................................3
                  Item 1.           Description of Business............................................3
                  Item 2.           Management's Discussion and Analysis or Plan of
                                    Operation .........................................................8
                  Item 3.           Description of Property............................................9
                  Item 4.           Security Ownership of Management and Others and
                                    Certain Security Holders .........................................10
                  Item 5.           Directors, Executives, Officers and Significant
                                    Employees.........................................................11
                  Item 6.           Executive Compensation............................................12
                  Item 7.           Certain Relationships and Related Transactions....................12

Part II ..............................................................................................14
                  Item 1.           Legal Proceedings.................................................14
                  Item 2.           Market for Common Equity and Related Stockholder Matters..........14
                  Item 3.           Recent Sales of Unregistered Securities...........................15
                  Item 4.           Description of Securities.........................................15
                  Item 5.           Indemnification of Directors and Officers.........................16

Part F/S .............................................................................................18
                  Item 1.           Financial Statements..............................................18
                  Item 2.           Changes in and Disagreements With Accountants on
                                    Accounting and Financial Disclosure...............................18

Part III .............................................................................................19
                  Item 1.           Index to Exhibits.................................................19
                  Item 2.           Description of Exhibits...........................................22


                                    Part I

Item 1.  Description of Business

A.       Business Development and Summary

         Yankee Dynamo Steel, Inc., hereinafter referred to as "Yankee Dynamo", the "Company" or "YDSI, was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on November 2, 1998. The previous name of the company was Ukraine Business Corporation. The name of the Company was changed to Yankee Dynamo Steel, Inc. on _______________,
199__. Except for the change of name, no other changes or amendments were made to the Company. Any references to Ukraine Business Corporation should reflect this change of name. The articles of the Company authorized the issuance of twenty five million (25,000,000) shares of Common Stock at a par value of $0.001 per share.

         YDSI is a development stage company with a principal business objective of exporting steel products, acquiring vertically and horizontally integrated steel production operations in Ukraine, and to form strategic alliances with producers of a wide variety of steel mill products for expanded export operations. The Company intends to concentrate on the export of steel products, such as billets, slabs, plates, hot-rolled and cold-rolled sheets and wire for
sale  principally to the construction,   automotive,  machinery,  service
center,  transportation, and container markets.

B.       Business of Issuer

(1)      Principal Products and Services and Principal Markets

         The Company purchased a steel brokerage business and the management team of Uglefrtprom, Ltd. on February 25, 1999. In effect, the acquisition serves to have in place an experienced steel trading team, who in 1997 was responsible for the export of steel products from Ukraine.

     The Asset Purchase Agreement ("Agreement") was between Ukraine Business Corporation, David H. Beatty and Paul M. Waters, currently President and Vice-President of Operations, respectively, of the Company. Beatty and Waters were the owner of shares of Open JSC "Chistye Metaly" Pure Metals Company of Svetlovedsk, a Ukranian corporation, as well as all of the issued and outstanding shares of Uglefrtprom, Ltd., a Bahamas corporation.
The terms of the Agreement was the transfer of all of the stock owned in these two corporations by Messrs. Beatty and Waters to the company in consideration for 3,000,000 shares of the company. Subsequently, Messrs. Beatty and Waters transferred collectively 133,333 shares to nonaffiliated, non-control individuals or entities.

     The purchase of shares of Chistye Metaly was incidental to the purchase of shares of Uglefrtprom, Ltd. Chistye Metaly is a Ukrainian company of which Messrs. Beatty and Waters own approximately six percent (6%), and is the only other entity located in Ukraine in which said individuals own an interest involving Ukrainian industry. The shares have undetermined value, and such value may be minimal. The reason for including the stock in the Agreement was to insure that Beatty and Waters had no conflicts of interest in Ukrainian companies, and they would devote substantial majority of their attention to the Company.

(2)      Distribution Methods of the Products or Services

         The Company plans to market and sell steel products to customers in domestic and foreign markets. The Company intends to concentrate on the distribution of cold-rolled and hot-rolled carbon steel primarily for sale to the automotive, appliance, construction, and manufacturing markets. The
Company will determine prices based on competitive factors, anticipated costs, desired volume and weight, and other considerations. The Company believes that it will generally offer prices that are competitive with (or lower than) prices offered by its principal competitors for comparable products.

         The Company's marketing efforts will be principally directed toward those customers who require on-time delivery, technical support, and the highest quality coated and cold-rolled products. The Company believes that enhanced service quality and delivery capabilities, and an emphasis on customer technical support and product planning are critical factors in its ability to serve this segment of the market. The Company believes that its customers are most effectively reached by a sales force and, accordingly, does not intend to engage in mass media advertising. The Company's sales force will be responsible for selling the Company's products. In addition, senior management will take an active role in marketing the Company's products and services to major accounts.

 (4)     Industry Background

         The steel industry is cyclical and highly competitive, and affected by excess world capacity, which has restricted price increases during periods of economic growth and led to price decreases during economic contraction. In addition, the steel industry faces competition from producers of materials such as aluminum, cement, composites, glass, plastics and wood in many markets.

         Steel imports to the United States accounted for an estimated 24%, 23%, and 21% of the domestic steel market in the first eleven months of 1997, and for
the  years  1996  and  1995,   respectively.   Steel  imports  of  hot-rolled,
cold-rolled, and galvanized sheets, as a percentage of total finished imports, increased 4% in the first eleven months of 1997, compared to the same period in 1996. The domestic steel industry has, in the past, been adversely affected by imports, and higher quantities of imported steel may have a positive effect on the Company's product prices, shipment levels and results of operations. Foreign competitors typically have lower labor costs, and are often owned, controlled or subsidized by their governments, allowing their production and pricing decisions to be influenced by political and economic policy considerations as well as prevailing market conditions. Increases in the levels of production of steel could adversely affect future market prices and demand levels for steel.

Ukraine Regional Economic Overview

         From 1989 through 1993, the breakup of the former Soviet Union (FSU) was taking place throughout Eastern Europe and the European USSR. Ukraine, formerly known as the Ukrainian Soviet Socialist Republic declared its independence on August 24, 1991. Coincidental with the political collapse of the Communist government have come sweeping economic changes, specifically, the immediate, methodical and ongoing privatization of formerly owned state industries. Since 1992, over 48,000 businesses have been sold to private buyers. Fully 50% of Ukraine's Gross Domestic Product (GDP) is now produced by the private sector.

(5)      Raw Materials and Suppliers

         The Company is a distributor that exports and sells steel products manufactured using raw materials acquired in the open market from multiple sources through competitively bid contracts. The principal raw materials and commodities required by steel manufacturers in their operations are coal, iron ore, electricity, natural gas, oxygen, scrap metal, limestone, and other commodity materials. Adequate sources of supply exist for all raw materials required by steel producers.

(6)      Customers

         The Company plans to market and sell steel products to customers in domestic and foreign markets. The Company intends to concentrate on the distribution of cold-rolled and hot-rolled carbon steel primarily for sale to the automotive, appliance, construction, and manufacturing markets. The
Company will determine prices based on competitive factors, anticipated costs, desired volume and weight, and other considerations.

         The Company's marketing efforts will be principally directed toward those customers who require on-time delivery, technical support, and quality products. The Company believes that its customers are most effectively reached by a direct sales force and, accordingly, does not intend to engage in mass media advertising. The Company's sales force will be responsible for selling the Company's products. In addition, senior management will take an active role in marketing the Company's products and services to major accounts.

     Presently the company has no sales or sales representatives. Messrs. Beatty and Waters have experience in the sale of steel products to European countries and other areas of the world. It is anticipated that in the near term, Messrs. Beatty and Waters will constitute the sales team of the company. However, as sales increase, it is anticipated that additional sales representatives will be hired by the company to facilitate further sales.

(7)      Patents,  Trademarks,   Licenses,  Franchises,   Concessions,   Royalty
Agreements, or Labor Contracts

         The Company does not currently own any patents, trademarks, licenses, franchises or concessions or royalty agreements. Further, it is unlikely that the Company's business will rely to any significant extent upon any of the above-mentioned types of intellectual property.

         Further, the Company currently does not have any labor contracts in place, nor is the Company currently negotiating or contemplating any labor contracts.

 (8)     Regulation

         In 1996, action by steel producers in Russia, Ukraine, South Africa, and China prompted certain United States steel producers to file anti-dumping actions with the International Trade Commission against those nations. Those actions charged that steel plate is unfairly being delivered to U.S. ports at prices less than the cost to produce those products. On December 2, 1997, the International Trade Commission ruled in favor of the petitioners by a unanimous vote and limited the amount of foreign steel plate that could be shipped into the United States from those countries. In addition, the ruling regulated the prices of foreign steel plate from those countries. The Company is unable to reach a conclusion regarding the potential effects of this decision on the Company.

         Various United States federal, state, and local laws and regulations relating to the protection of the environment include the Clean Air Act (the act, as amended by the 1990 amendments, the "CAA"), with respect to air emissions, the Clean Water Act ("C.A.") with respect to water discharges, the Resource  Conservation  and  Recovery  Act  ("RARA")  with  respect to solid
and hazardous  waste  treatment,   storage  and  disposal,   and  the
Comprehensive Environmental Response, Compensation and Liability Act ("CERCA") with respect to releases and rededication of hazardous substances. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that certain implementing regulations for laws such as RARA and the CAA have not yet been promulgated or in certain instances are undergoing revision. These environmental laws and regulations, particularly the CAA, could result in substantially increased capital, operating and compliance costs.

(9)      Effect of Existing or Probable Government Regulations

         The Company and the suppliers of the Company's steel products may incur substantial capital, operating and maintenance, and rededication expenditures as a result of environmental laws and regulations. These expenditures may be mainly for process changes in order to meet CAA obligations, although ongoing compliance costs could also be significant. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of the Company's products and services, operating results could be adversely affected.

(10)     Research and Development Activities

         The Company has yet to incur any research and development costs from November 2, 1998 (date of inception) through February 25, 1999. In addition, the Company does not plan to incur any material research and development expenses during the fiscal and calendar year ending December 31, 1999, with respect to its current and future products.

(11)     Impact of Environmental Laws

         The Company's businesses are subject to numerous foreign and domestic federal, state, and local laws and regulations relating to the storage, handling, emission, and discharge of environmentally sensitive materials. The Company believes that its major integrated steel competitors are confronted by substantially similar conditions and thus does not believe that its relative position with regard to such other competitors is materially affected by the impact of environmental laws and regulations. However, the costs and operating restrictions necessary for compliance with environmental laws and regulations may have an adverse effect on the Company's competitive position with regard to mini-mills and other steel producers and producers of materials which compete with steel, which may not be required to undertake equivalent costs in their operations.

(12)     Employees

         The Company presently has three (3) full time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2.           Management's Discussion and Analysis or Plan of Operation

A.       Management's Plan of Operation

(1) In its initial approximately three and one half month operating period ended February 25, 1999, the Company incurred a net loss of $46,530 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On November 3, 1998, founding shareholders purchased 2,180,000 shares of the Company's authorized treasury stock for cash. Additionally, on January 8, 1999, the Company completed an offering of two hundred forty six thousand and fifty (246,050) shares of the Common Stock of the Company to approximately forty-two (42) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933 (the "Act"), as amended, pursuant to Regulation D, Rule 504 of the Act. Additionally, on April 1, 1999, the Company completed an offering of twenty thousand (20,000) shares of common stock of the Company to approximately one (1) unaffiliated shareholder. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. In addition, on April 1, 1999, the Company completed an offering of one hundred thousand (100,000) shares of common stock of the Company to the same one (1) unaffiliated shareholder. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 506, of the Act. As of the date of this filing, the Company has five million five hundred forty six thousand and fifty (5,546,050) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately fifty-seven (57) shareholders of record. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in this offering delineated above will be sufficient to provide for the Company's capital needs for the next approximately six (6) months.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future success will be largely dependent on its ability to realize significant sales of the Company's products and services during the fiscal year ending December 31, 2000. As such, the Company has yet to incur any research and development costs from November 2, 1998 (date of inception) through February 25, 1999, and the Company does not expect to incur any significant research and development expenses during the fiscal year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of its employees.

B.       Segment Data

         As of February 25, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.       Description of Property

         The Company's US headquarters are located at 11 Woodlawn Terrace, Huntington, Connecticut 06484 USA. The office consists of approximately 300 square feet. In addition, the Company maintains an office in Kiev, Ukraine consisting of approximately 600 square feet. These facilities are provided by an officer and director of the Company at no cost to the Company.

         There  are   currently  no  proposed   programs  for  the   renovation,
improvement or development of the properties currently utilized by the Company.

B.       Investment Policies

         Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Management and Certain Security Holders

A.       Security Ownership of Management and Certain Beneficial Owners

         The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                                                         Amount
Title       Name and Address                                            of shares               Percent
of          of Beneficial                                                held by                  of
Class       Owner of Shares                     Position                  Owner                  Class
- -----       ---------------                     --------                  -----                  -----

Common   David H. Beatty (1)                President, Director        1,433,334                 25.84% (2)

Common   Paul Max Waters III (1)            VP Operations-Kiev         1,433,333                 25.84% *(2)

Common   Pennie Hoskins                     N/A                          450,000                  8.11%
Common   Dr. Kenneth Koch                   N/A                          450,000                  8.11%
Common   Dr. Thomas Koch, TTE               N/A                          400,000                  7.21%
Common   Mark DeStefano                     N/A                          450,000                  8.11%
Common   Campbell Mello Associates, Inc.    N/A                          300,000                  5.41%
Common   All Executive Officers and                                    2,866,667                 51.69%
         Directors as a Group (2 Persons)

         (1) c/o Yankee Dynamo Steel, Inc., 11 Woodlawn Terrace, Huntington, Connecticut 06484.

         (2) Beatty and Waters transferred 133,333 shares to non-affiliated, non-control persons or entities after the Asset Purchase
             Agreement dated
                February 25, 1999, was completed.


B.       Persons Sharing Ownership of Control of Shares

         No person other than David H. Beatty and Paul Max Waters, III owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.       Non-voting Securities and Principal Holders Thereof

         The Company has not issued any non-voting securities.

D.       Options, Warrants and Rights

         There are no options, warrants or rights to purchase securities of the Company.


E.       Parents of the Issuer

         Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.       Directors, Executive Officers and Significant Employees

         The names, ages and positions of the Company's directors and executive officers are as follows:

     Name                Age                    Position
- --------------------     ---     ---------------------------------------------

David H. Beatty          42      President and Director

Paul Max Waters, III     55      Vice President of Operations-Kiev and Director

Louis Roman              51      Secretary and Director

B.       Work Experience

         David H. Beatty, President, Director - Mr. Beatty serves as President and Director for Yankee Dynamo. Formerly, Mr. Beatty served as a Founder and CEO for Five Star Food Service, as Vice President of Planning for Food Service America, and Director of Financial Planning at Cadbury-Schweppes. Mr. Beatty has been responsible for several corporate budgets and finance transactions primarily involving these companies. He holds an MBA in Finance from the University of Bridgeport and a BS in Economics from Washington College. Mr. Beatty has worked in and with companies in Ukraine for the past 7 years.

         Paul Max Waters, III, Vice President of Operations-Kiev, Director - Mr. Waters has an extensive background in international marketing, management and venture finance including the development and operation of businesses in Korea, Japan, the Middle East, Belgium, Mexico and South America. At one time, Mr. Waters acted as the exclusive real estate agent for the Saudi Royal Family. Mr. Waters' diverse career included experience in international oil trading, computer technology marketing and cellular telephony. Currently, Mr. Waters acts as on-site liaison for TradeARBED, the third largest steel exporter in Ukraine. Mr. Waters has been residing in Kiev since 1994.

         Louis Roman, Secretary and Director - Mr. Roman has been the Senior Managing Director of the Banking Division of Universal Credit Corporation, a diversified equipment leasing company specializing in the development of market niches within selected market areas. Previously, Mr. Roman was a member of the original management and marketing team for Pitney Bowes Corporation, managing their equipment leasing program and was also vice-president of commercial lending for City Trust Bank, now known as Chase Manhattan Bank of New York. Mr. Roman holds degrees from the University of Bridgeport and the Business School at Harvard University.

C.       Family Relationships

         None - Not Applicable.

D.       Involvement on Certain Material Legal Proceedings  During the Last Five
Years

(1) No current or pending litigation, and no claims or counterclaims involving the Company as a plaintiff or a defendant exist.

(2) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(3)  No  director,   officer,   significant  employee  or  consultant  has  been
permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

Remuneration of Directors and Executive Officers

         The Company does not currently have employment agreements with its executive officers but expects to sign employment agreements with each in the next approximately six (6) months. All executive officers of the Company prior to March 15, 1999 did not draw a salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)      Name of Individual                    Capacities in Which                       Annual
         or Identity of Group               Remuneration was Recorded                  Compensation
         --------------------               -------------------------                  ------------

         David H. Beatty                    President and Director                      $72,000 (A)

         Paul Max Waters                    Vice President of Operations-Kiev           $72,000 (A)

         Lou Roman                          Secretary and Director                                    No Compensation

     (A) Messrs. Beatty and Waters each received consulting compensation of $10,000 from the Company prior to becoming employees.

 (2)     Compensation of Directors

         There were no arrangements pursuant to which any director of the Company was compensated for the period from November 2, 1998 to March 15, 1999 for any service provided as a director. In addition, no such arrangement are contemplated for the foreseeable future.

Item 7.  Certain Relationships and Related Transactions

         Yankee Dynamo Steel, Inc. is a 1998 incorporated company, and has conducted limited business transactions to date. Prior to this offering, the Company has relied primarily upon founders and initial shareholders of the Company as its sole source of capital and liquidity.

         On February 25 , 1999, the Company acquired 20,960 of the 491,297 issued and outstanding shares of Common Stock of the Pure Metals company of Svetlovodsk, a Ukrainian corporation (4.27%). In addition, the Company acquired all of the issued and outstanding shares of Common Stock of Uglefrtprom, Ltd., a Bahamas corporation. The Company, as part of the Asset Purchase Agreement, was required to provide three million (3,000,000) Common Shares of the Company.

         Because of the development stage nature of the Company and its relatively recent inception, November 2, 1998, the Company has no other relationships or transactions.


                                     Part II

Item 1.  Legal Proceedings

         The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.  Market for Common Equity and Related Stockholder Matters

A.       Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.       Holders

         As of April 15, 1999, the Company had 57 stockholders of record.

C.       Dividend Policy

         The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.       Reports to Shareholders

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.       Transfer Agent and Registrar

         The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.  Recent Sale of Unregistered Securities

         On January 8, 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 246,050 shares of the Common Stock of the Company to 42 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about December 21, 1998. On April 1, 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 20,000 shares of the Common Stock of the Company to 1 unaffiliated shareholder of record. Contemporaneously with that offering, the Company also sold 100,000 shares of restricted common stock of the Company pursuant to Regulation D, Rule 506 of the Securities Act of 1933, as amended, to the same unaffiliated shareholder.

Item 4.  Description of Securities

A.       Common Stock

(1)      Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)      Potential  Liabilities  of  Common  Stockholders  to  State  and  Local
Authorities

         No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.       Debt Securities

         The Company is not registering any debt securities, nor are any outstanding.

C.       Other Securities To Be Registered

         The Company is not registering any security other than its common stock.

Item 5.  Indemnification of Directors and Officers

         The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

         The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

         The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:
  a)     Yankee Dynamo Steel, Inc.                                          Page


Report of James E. Slayton, CPA                                              F-1

Balance Sheet as of February 25, 1999                                        F-2

Statement of Operations for the period from November 2, 1998 through February
  25, 1999                                                                   F-4

Statement of Stockholder's Equity for the period from November 2, 1998 through
  February 25, 1999                                                          F-5

Statement of Cash Flows for the period from November 2, 1998 through February
  25, 1999                                                                   F-6

Notes to Financial Statements                                                F-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time

c) Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

d) Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

         None - Not Applicable.

                                    Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

                  (a) Asset Purchase Agreement with David Beatty and Paul Waters

3.                Articles of Incorporation & By-Laws

                  (a) Articles of Incorporation of the Company filed November 2, 1998 (b) By-Laws of the Company adopted November 3, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                           Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of Yankee dynamo Steel, Inc. ending February 25, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

Item 2.  Description of Exhibits

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

1.                Underwriting Agreement

                           Not applicable

                  2.   Plan   of   Acquisition,   Reorganization,   Arrangement,
                  Liquidation, or Succession

                  (b) Asset Purchase Agreement with David Beatty and Paul Waters

3.                Articles of Incorporation & By-Laws

                  (c) Articles of Incorporation of the Company filed November 2, 1998 (d) By-Laws of the Company adopted November 3, 1998

4.                Instruments Defining the Rights of Security Holders

                           No instruments other than those included in Exhibit 3

5.                Opinion on Legality

                           Not applicable

6.                No Exhibit Required

                           Not applicable

7.                Opinion on Liquidation Preference

                           Not applicable

8.                Opinion on Tax Matters

                           Not applicable

9.                Voting Trust Agreement and Amendments

                           Not applicable

10.               Material Contracts

                           Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

11.               Statement Re Computation of Per Share Earnings

                           Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

                           Not applicable

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

20.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None - Not applicable

21.               Subsidiaries of Small Business Issuer

                           None - Not applicable

Exhibit
Number            Name and/or Identification of Exhibit
- ------            -------------------------------------

22.               Published  Report  Regarding  Matters  Submitted  to  Vote  of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel

                           Consents of independent public accountants

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Financial Data Schedule of Yankee Dynamo Steel, Inc. ending February 25, 1999

28.               Information   from  Reports   Furnished  to  State   Insurance
                  Regulatory Authorities

                           Not applicable

29.               Additional Exhibits

                           Not applicable

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Yankee Dynamo Steel, Inc.
- -----------------------------------------------------------------------------
                                  (Registrant)

Date: April 27, 1999
      --------------

By:   /s/ David Beatty
      ----------------
      David Beatty, Chairman of the Board, President and Chief Executive Officer
      --------------------------------------------------------------------------

By:   /s/ Paul Waters
      ---------------
      Paul Waters, Director, Vice President, CFO, Secretary/Treasurer
      --------------------------------------------------------------------------


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